UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 3, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Crumbs Bake Shop, Inc.

File No. 1-35220 - CF#28187

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       Crumbs Bake Shop, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 30, 2012.

       Based on representations by Crumbs Bake Shop, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

       Exhibit 10.13   through April 18, 2018

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brigitte Lippmann
Special Counsel